EXHIBIT EE

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2005 on Form 18-K filed with the SEC on June 30, 2006, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, as amended to date, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Gross Domestic Product

On March 21, 2007, the Fundação Instituto Brasileiro de Geografia e Estatística (“IBGE”), concluding a two-year effort to improve Brazil’s National Accounts System, revised its methodology for calculating gross domestic product (“GDP”) and restated historic GDP data since 1996. Under the new methodology, a broader range of sources of information is used to provide a more accurate measure of Brazil’s GDP. Sources such as IBGE’s annual surveys of economic segments, tax receipts information and household surveys are utilized to calculate GDP. As a result, activities that were previously estimated under the prior methodology, such as government consumption and financial intermediation, are now measured. In addition, the relative weights of economic activities were adjusted to give greater importance in the economy than previously assigned to services such as telecommunications and transportation.

As restated, Brazil’s real GDP growth for the years 2000 through 2005 was revised upward. Using the prior methodology, Brazil’s real GDP growth was 4.4% in 2000, 1.3% in 2001, 1.9% in 2002, 0.5% in 2003, 4.9% in 2004 and 2.3% in 2005. Using the new methodology, Brazil’s real GDP growth was 4.3% in 2000, 1.3% in 2001, 2.7% in 2002, 1.1% in 2003, 5.7% in 2004 and 2.9% in 2005. As a result, Brazil registered an average real GDP growth for the six-year period from 2000 to 2005 of 3.0%, compared to 2.6% average real GDP growth for the same period using the prior methodology. The new methodology therefore suggests a stronger pace of economic growth than previously believed, and in particular growth after 2002 was higher using the new methodology.

Nominal GDP also was adjusted upwards by 7.1% in 2000, 8.6% in 2001, 9.8% in 2002, 9.2% in 2003, 9.9% in 2004 and 10.9% in 2005. Using the prior methodology, Brazil’s nominal GDP was R$1.1 billion in 2000, R$1.2 billion in 2001, R$1.3 billion in 2002, R$1.6 billion in 2003, R$1.8 billion in 2004 and R$1.9 billion in 2005. Using the new methodology, Brazil’s nominal GDP was R$1.2 billion in 2000, R$1.3 billion in 2001, R$1.5 billion in 2002, R$1.7 billion in 2003, R$1.9 billion in 2004 and R$2.1 billion in 2005.

The impact of the revision on key macroeconomic indicators is shown below.

SELECTED BRAZILIAN ECONOMIC INDICATORS

	2001		2002		2003		2004(P)		2005(P)
The Economy
Gross Domestic Product (“GDP”):
(in billions of constant 2005 Brazilian reais using prior methodology)	R$	1,761.6	R$	1,795.6	R$	1,805.3	R$	1,894.5	R$	1,937.6
(in billions of constant 2005 Brazilian reais using new methodology)	R$	1,901.0	R$	1,950.8	R$	1,973.6	R$	2,087.1	R$	2,147.9
(GDP at current prices in U.S.$ billions using prior methodology)(1)	U.S.$	509.8	U.S.$	459.4	U.S.$	506.8	U.S.$	604.0	U.S.$	796.3
(GDP at current prices in U.S.$ billions using new methodology)(1)	U.S.$	553.5	U.S.$	504.2	U.S.$	553.4	U.S.$	663.6	U.S.$	882.4
Real GDP Growth (decline) using prior methodology(2)		1.3%		1.9%		0.5%		4.9%		2.3%
Real GDP Growth (decline) using new methodology (2)		1.3%		2.7%		1.1%		5.7%		2.9%
Population (millions)		175.1		177.6		180.2		182.7		185.3
GDP Per Capita using prior methodology(3)	U.S.$	2,932.9	U.S.$	2,604.3	U.S.$	2,831.4	U.S.$	3,326.1	U.S.$	4,323.3
GDP Per Capita using new methodology(3)	U.S.$	3,161.5	U.S.$	2,839.1	U.S.$	3,071.4	U.S.$	3,632.2	U.S.$	4,762.2
Unemployment Rate(4)		10.6%		10.5%		10.9%		9.6%		8.3%
IGP-DI (rate of change)(5)		10.4%		26.4%		7.7%		12.1%		1.2%
Nominal Devaluation Rate(6)		18.7%		52.3%		(18.2)%		(8.1)%		(11.8)%
Domestic Real Interest Rate(7)		6.2%		(5.8)%		14.5%		3.6%		17.6%
Balance of Payments (in U.S.$ billions)
Exports		58.2		60.4		73.1		96.5		118.3
Imports		55.6		47.2		48.3		62.8		73.6
Current Account		(23.2)		(7.6)		4.2		11.7		14.2
Capital and Financial Account (net)		27.1		8.0		5.1		(7.5)		(9.6)
Change in Total Reserves		3.3		0.3		8.5		2.2		4.3
Total Official Reserves		35.9		37.8		49.3		52.9		53.8
Public Finance
Financial Surplus (Deficit) as % of GDP using prior methodology(8)		(3.6)%		(4.6)%		(5.1)%		(2.7)%		(3.3)%
Financial Surplus (Deficit) as % of GDP using new methodology(8)		(0.3)%		(4.2)%		(4.6)%		(2.4)%		(3.0)%
Primary Surplus (Deficit) as % of GDP using prior methodology(9)		3.6		3.9		4.3		4.6		4.8
Primary Surplus (Deficit) as % of GDP using new methodology(9)		3.4		3.5		3.9		4.2		4.4
Public Debt (in billions)
Gross Internal Debt (Nominal)(10)	U.S.$	319.9	U.S.$	256.0	U.S.$	347.1	U.S.$	417.6	U.S.$	538.5
Gross External Debt (Nominal)(11)		84.5		82.7		86.0		81.3		76.5
Public Debt as % of Nominal GDP using prior methodology		74.7%		75.4%		78.4%		71.5%		74.1%
Public Debt as % of Nominal GDP using new methodology		68.8%		68.6%		71.7%		65.1%		66.7%
Net Internal Debt using prior methodology		59.1%		57.0%		62.8%		59.9%		64.9%
Net Internal Debt using new methodology		54.4%		51.9%		57.5%		54.5%		58.4%
Net External Debt using prior methodology(12)		15.6%		18.4%		15.6%		11.6%		9.2%
Net External Debt using new methodology(12)		14.4%		16.8%		14.3%		10.6%		8.3%
Total Public Debt (Nominal)(13)	U.S.$	404.3	U.S.$	338.6	U.S.$	433.1	U.S.$	498.8	U.S.$	615.0

(P)	Preliminary numbers subject to revision.
(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon constant average 2005 Brazilian reais.
(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(6)	Year-on-year percentage appreciation of the U.S. dollar against the Brazilian real (sell side).
(7)	Brazilian federal treasury securities deflated by the IGP-DI and adjusted at each month-end to denote real annual yield.
(8)	Financial results represent the difference between the consolidated public sector debt in one period and the consolidated public sector debt in the previous period, excluding the effects of the Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods.
(9)	Primary results represent Government revenues less Government expenditures, excluding interest expenditures on public debt.
(10)	Presents debt on a consolidated basis, which is calculated as the gross internal debt less credits between governmental entities.
(11)	Not including external private debt. Consolidated external private debt as of December 31, 2005, was $57.2 billion.
(12)	Gross external debt less total reserves.
(13)	Consolidated gross public sector debt.

Sources: Fundação Instituto Brasileiro de Geografia e Estatística (“IBGE”); Getúlio Vargas Foundation; Central Bank